02034051

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Altai Resources Inc.

*CURRENT ADDRESS

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2950 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

OICF/BY: dlw

DATE : 5/16/02

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950





# ALTAI

RESOURCES INC.

2001 ANNUAL REPORT

# TO OUR SHAREHOLDERS

The audited consolidated financial statements for the year ended December 31, 2001 and summaries of technical information on various projects held by the Company are presented herewith.

### *Corporate Achievement*

In 2001, we have significantly repaired our consolidated balance sheet, and eliminated virtually all debts, direct and subsidiary's. This year we intend to further strengthen the balance sheet.

### *Operational Developments*

In my opinion the most momentous event for your Company in the last 12 months was the delineation of a major deep gas target in the Lac St. Pierre gas property, Quebec. The technical data are summarized under the relevant project. I advise our shareholders caution in disposing of their shares of Altai. If the deep target turns out to be productive, it will have a material positive impact on this Company.

In February 2002, Altai Philippines Mining Corporation, our 40% owned affiliate, signed an option agreement with Geostar Metals Inc. of Vancouver with respect to the Sibuyan nickel property, Philippines. According to Geostar, it will have access to a proprietary technology to extract nickel from laterite in ambient environment. The Sibuyan nickel deposit has excellent grades. This project may eventually have major positive impact on the Company.

*We have initiated scoping studies on the Lahuy Island gold project, Philippines, to have a better idea to advance this project.* Previous workers had estimated potential resources in this deposit (a former mine) at 490,000 tonnes averaging 13 gr/tonne gold.

On the technologies side, Mapcheck Inc. informed us that they are in closing negotiation with respect to three projects.

### *Looking to the Future*

Overall I expect some exciting development for your Company over the next twelve months. On the negative side is the continuing low commodity prices. Commodity index is now at postwar (W.W.2) low in real terms and in spite of some recent optimism on gold prices, I do not expect much improvement in commodity prices in the near future. It may affect financing of mineral properties.

I take this opportunity to thank our shareholders, directors and staff.

On Behalf of the Board

Dr. Niyazi Kacira
President and CEO
April 16, 2002

## MINING PROPERTIES

### *PHILIPPINES*

Altai Resources Inc. has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, Altai may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, Altai will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to Altai until it recovers its expenditures and 40% to Altai Philippines. After recovery of Altai's expenditures, proceeds will be shared equally.

#### *Mabulao Copper-Gold Property, Camarines Norte*

This property of 8,262 hectares (20,400 acres) is within the Larap-Paracale mining district, Camarines Norte Province, Luzon Island. The district has a long history of gold mining which dates back to the 16th century. The area had 12 producing gold mines in the late 1930's, it is one of the most productive gold mining camps in the Philippines. Within the area of the property there is one small past producing gold mine: the Opeso Gold Mine.

In addition to gold, the district has numerous porphyry copper and skarn occurrences. The presence of widespread copper mineralization within the Mabulao property suggests that there is also potential for the discovery of porphyry copper deposits. Some of these porphyry and skarn mineralizations were partially explored by previous owners in the 1970's using geophysical surveys and drilling. The results of this preliminary exploration were encouraging. Porphyry copper type disseminated mineralization was detected in three mineralized centers.

Altai's surface exploration programs carried out in 1996 and 1997 resulted in the discovery of additional copper and gold occurrences and in the delineation of copper and gold geochemical anomalies. These are attractive exploration targets which remain to be tested.

#### *Lahuy Island Gold Property, Camarines Sur*

This property of 1,377 hectares (3,400 acres) is located on the Lahuy Island in the Province of Camarines Sur.

It has a former gold producer (1936-1941), Treasure Island Mine, which was closed due to the Japanese invasion during the Second World War. The mine operated at rates of up to 250 tonnes per day and produced 66,000 oz of gold from two veins with an average grade of 14 g/t. The A-vein has been explored and developed by drifts down to the 1,150 feet level. Most of the production took place above the 400 feet level. An ore reserve/resource of similar grade exists below the 400 feet level. Since the war, only small scale high grade gouging operations were carried out in the upper part of the vein systems by the local people. In 1987, an Australian exploration company, the Genoa Group, explored the veins and a zone of disseminated mineralization by completing 3,800 meters of diamond drilling. The exploration program was supervised by a well-known Australian consulting firm, Robertson Research Minerals Ltd. (now Amco Robertson Mineral Services Ltd.).

In 1988, Minproc Engineers Pty Ltd., an Australian consulting firm, evaluated the historical mining data and the results of the 1987 drill program and concluded that in the A-vein the measured, indicated and inferred reserves/resources amount to 114,000 tonnes with a grade of 13 g/t gold. According to Minproc Engineers, the potential resource in the A and B veins, down to a depth of 200 meters, is estimated to be 490,000 tonnes. In the zone of disseminated mineralization, the indicated resource is 214,000 tonnes grading 2.46 g/t gold and the potential resource is 5 to 10 million tonnes of similar grade.

Altai intends to carry out a scoping study to determine the best method of advancing this project.

### *Samar Gold Property, Eastern Samar*

This property of 3,900 hectares (9,650 acres) is located on southeastern Samar Island, in the Province of Eastern Samar. There is artisanal gold mining activity in the area; gold is panned from lateritic soil and from alluvial deposits.

In 1987, Minimax Mineral Exploration Corp. carried out exploration on behalf of Baron Mineral Exploration Corp. of Australia. According to Minimax, in the area where the gold panners are active, there are boulders of vein quartz, hydrothermally altered rocks and silicified breccias in the creekbeds. The deeply incised creeks expose intensely altered rocks which may be the source of gold panned from the alluvial sediments. The property has excellent exploration potential for finding a lateritic gold deposit.

Minimax also reported that an unidentified white metallic mineral was at times found by the gold panners. This was thought to be platinum or a platinum group metal. Historical assay data pertaining to a sample of pan concentrate presumably taken from the Samar property in 1993, indicate platinum as well as palladium, iridium and osmium.

Planned reconnaissance exploration program will involve a search for both gold and platinum group metals.

### *Ticao Limestone Property, Masbate*

This property of 2,500 hectares (6,200 acres) is located on the island of Ticao in Masbate Province. There are abundant exposures of a thick limestone unit adjacent to a shale deposit. Though the property has no established reserve or resource, the presence of large and abundant limestone outcrops suggests a large resource potential in the order of at least 150 million tonnes of limestone.

**PHILIPPINE PROJECTS**


120°
125°
15°
10°
N
Gold bearing Areas
Luzon
Philippine Sea
MABULAO PROJECT (Copper-Gold)
LAHUY PROJECT (Gold)
South China Sea
Manila
BULAN PROJECT (Gold)
TICAO PROJECT (Limestone)
Mindoro
Panay
Samar
SAMAR PROJECT (Gold-Platinum)
SIBUYAN PROJECT (Nickel-Cobalt)
Palawan
Negros
NEGROS PROJECT (Sulphur-Gold)
Sulu Sea
Mindanao
300 kilometres
Celebes Sea

**Map showing geographic locations of Altai Resources Inc. projects and their relative position to known gold bearing areas of the Philippine Archipelago**

Altai Philippines carried out site visits and sampled the limestone and shale deposits. The limestone is of high purity, suitable for the manufacture of cement. Certain portions of the deposit are also suitable for use as filler in the paper, plastic and rubber industries. The combination of pure limestone and shale and the possibility of inexpensive transportation by sea would provide an ideal source of raw material for the manufacture of cement.

In 1997, a letter of intent was signed by a consortium for it to buy the Ticao limestone property for US$1 million. The consortium also made an evaluation of the limestone and shale deposits and concluded that they are suitable for cement making. Due to the subsequent slowdown in construction activities, the sale of the property has not yet closed. The consortium is still interested in buying the property, conditional on improvement in the construction industry in Asia.

***Negros Island Sulfur Property, Negros Oriental***

This property of 4,052 hectares (10,000 acres) is located 15 km North of the city of Dumaguete, Negros Island, Province of Negros Oriental, and 3 km from the tidewaters of the Visayan Sea. The property was extensively explored in the 1960's, mostly by Benguet Corporation; 178 drill holes totaling about 24,500 meters were completed. In the 1970's ore reserve estimates were prepared by G. R. Oka, a Philippine consultant, and by the Philippine Bureau of Mines. Both studies indicate that there are about 59 million tonnes of mineable resources and 24 million tonnes of measured resources (drill indicated resources). The latter was left out of the open pit design by the consultant. Both the mineable and measured resources grade about 30% sulfur in native and sulfide form. The deposit is mineable by open pit and has a very low waste to ore ratio. There is an excellent potential to increase the combined reserve/resource to well over 100 million tonnes. The deposit has sufficient resources to support a large fertilizer plant or metallurgical plants. At present there is no sulfur production in the Philippines; all the sulfur is imported.

In 1998, Mindex Resources Development Inc. ("Mindex"), a wholly-owned subsidiary of Mindex ASA of Oslo, Norway (now Crew Development Corporation, a TSE listed company), has signed an option agreement to put the property into production for 75% net profit interest (NPI), while Altai Philippines will be carried at 25% NPI. Altai Philippines will receive yearly advance royalty payments which will rise to US$125,000/year by January 2004 and thereafter, until the property reaches a production rate of at least 50,000 tonnes/month. Mindex has the option to buy, at any time, Altai Philippines' NPI for US$2.5 million within the first four years from the date of the option agreement and for US$4 million thereafter. To date, Crew Development Corporation has not yet put the property into production.

***Sibuyan Island Lateritic Nickel - Cobalt Property, Romblon***

This property of 1,822 hectares (4,500 acres) is located on the Sibuyan Island, Province of Romblon, on the tidewaters of the Visayan Sea.

The property was explored in 1970's first by Pacific Metals Company and later by Mitsui Mining, both of Japan, in search for feed stock for the Japanese ferronickel smelting industry. Work for both companies was supervised by the same consultant. Based on 431 drill holes and test pits, the consultant estimated the resources at 19 million tonnes averaging 1.3% nickel at a cut-off grade of 1% nickel.

In February 2002, Altai Philippines has entered into an option agreement with Geostar Metals Inc. ("Geostar") of Vancouver. Under the option agreement Geostar will have one year from the date of an exploration permit or a similar permit being granted to conduct its due diligence and to decide whether or not to exercise the option. Geostar believes that the material in the property is potentially a suitable source of raw material for a new processing technology. According to Geostar, that new technology involves leaching nickel from laterite under ambient conditions, hence by-passing high pressure leach plant technology which is very capital intensive and expensive to operate. According to Geostar, the new technology was developed by BHP and will be available to Geostar under an exclusive licensing agreement for most countries of the world.

If Geostar elects to exercise the option to acquire 100 per cent of the mining and processing rights to the property, it will be obligated to make annual payments to Altai Philippines of $100,000 in shares or cash at Geostar's option which will be raised to $300,000 (cash only) on the earlier of the first anniversary of the start of mining or the fifth anniversary of the date of the option agreement. Altai Philippines shall be entitled to a twenty-five percent (25%) carried net profits interest, with a cap of US$20 million. In addition to the US$20 million maximum payment to Altai Philippines, Altai Philippines shall be entitled to receive US$0.04 per tonne of ore processed if Altai Philippines provides to Geostar six months prior to the option expiry date sufficient exploration data to justify proceeding to a 20-40 tonne bulk test of laterite material. Sixty percent (60%) of all payments due to Altai Philippines under the agreement will accrue directly to Altai until it recovers all of its outlays in the Philippines and Altai Philippines' debt to Altai is fully repaid. Thereafter the payments will be shared equally by Altai and Altai Philippines.

### *Bulan Gold Property, Sorsogon*

This property of 3,000 hectares (7,400 acres) is located on the Bicol Peninsula, at the south end of Luzon Island, Province of Sorsogon. In the 1991 to 1993 period, the Philippine Government carried out reconnaissance and semi-detailed geochemical surveys. Large gold-silver geochemical anomalies were detected and floats of hydrothermally altered, gold-mineralized rocks were found within the area of the property. The silica and clay alteration is typical of epithermal deposits. Boulders of mineralized rocks found in creekbeds assayed up to 1.44 g/t gold.

The property has potential for the discovery of bulk mineable low grade gold mineralization.

## *CANADA*

Altai has interest in two properties in Canada.

### *Lac St. Pierre Gas And Gas Storage Property, Quebec*

This property of five oil and gas permits aggregating to 73,700 hectares (182,100 acres) is located in the Sorel area, 100 kilometers east of Montreal in the industrial heartland of Quebec. The property is owned 52.4% by Altai and 47.6% by Petro St-Pierre Inc. of Montreal. To date approximately 50% of the property has been covered by seismic surveys. Twenty three shallow (less than 150 meters deep) gas targets have been outlined and two have been drilled with gas discoveries. One major deep target has recently been outlined. Paul Laroche, consulting geologist-geophysicist, has prepared an updated report (April 2002) on the property, including analysis of the results of the deep seismic survey of year 2001. Highlights of the report are summarized below.

#### DEEP GAS TARGET

The deep (at depth of about 1,000 meters) exploration target mentioned in Altai's annual report of year 2000, has now been delineated. The target is a NE trending fault zone 24 kilometers long averaging one kilometer in width, all on land. The zone appears as a depression (a graben) at the top of Trenton formation of Ordovician age. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). The report points out that targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York state, West Virginia and elsewhere in the Appalachian region of North America. Such targets are long and narrow.

In the Lac St. Pierre property, based on assumptions of 10% porosity and 30 meters of thickness of pay zone (assumption based on analogy with known deposits of similar type), the Consultant estimates that the target is capable of hosting 7.2 billion cubic feet (BCF) of gas per square kilometer and recommends a 1,300 meters deep well in the first phase of the exploration program, to reach the target and stratigraphically lower Beekmantown formation which elsewhere contains gas and oil. This deep target has not been drilled to date. Several wells drilled by others to the south and north of the target indicated gas.

#### SHALLOW GAS TARGET

With respect to shallow gas targets in Pleistocene (Quaternary era), the Consultant makes a number of useful observations and recommendations summarized below.

On the one third of the lake (Lac St. Pierre) that has been surveyed by the joint venture to date, he estimates total gas initially in place potential at 29.9 BCF but producible gas potential at 12 BCF. He also believes that producing gas from these small deposits under the lake may present logistical challenges due to icing of the St. Lawrence River (Lac St. Pierre is a widening of the river) and moving ice. He proposes some possible ways to overcome the challenges and recommends an engineering study to select the optimum solution.

#### RECOMMENDED WORK PROGRAM

The Consultant recommends a multiphase program consisting mostly of drilling and some seismic surveys at an estimated cost of $5 million. Most of the seismic surveys will be conducted on the land portion of the permits, particularly on Sorel Islands where no logistical challenge is anticipated in the production from eventual deposits. The recommended program with some modification will be implemented subject to availability of financing.

Altai believes that the property has, over the long run, an unparalleled value as a gas storage site due to its location. The property is located 5 kilometers south of the TransCanada Pipeline. According to publicly available information, Point du Lac shallow reservoir facility of 0.7 BCF, located two kilometers NE of the property, generates $6.6 million revenue per year.

### *Malartic Township Gold Property, Quebec*

This 50% owned property of 120 hectares (300 acres) is located 10 km northeast of the town of Malartic, Val d'Or area, Quebec. According to a prefeasibility study prepared in 1989 by Mr. J.P. Labelle, a consultant, the drill indicated reserves in the probable and possible categories amount to 256,000 tonnes with an uncut grade of 13.3 g/t gold and a cut grade of 6.74 g/t gold.

The property needs additional exploration to test zones with the high gold grade.

## ALTAI TECHNOLOGIES INC.

Altai Technologies Inc. ("Altai Technologies"), the Company's wholly-owned subsidiary, has 28% equity interest in Mapcheck Inc. ("Mapcheck") of Waterloo, Ontario and 100% interest in the enMonitor project.

Mapcheck Inc. has informed Altai that they are in closing negotiation on three projects with a gross value of $1,000,000. The amounts accruing to Mapcheck will be determined by negotiations. Mapcheck believes that if these ventures materialize and are successful it can replicate it in many other jurisdictions. Altai Technologies opted for prudence and wrote down its investment in Mapcheck until Mapcheck generates revenues. Altai Technologies is confident that Mapcheck will be successful.

The EnMonitor project remains inactive due to lack of funds. While Altai Technologies remains confident of EnMonitor's business viability, the investment in EnMonitor has been prudently written down until project financing can be secured.

The total investment in the two projects has been written down to one dollar.

## CONSOLIDATED BALANCE SHEET
## AS AT DECEMBER 31, 2001

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current | | | | |
| Cash | $ | 104,315 | $ | 9,407 |
| Marketable securities (Note 3) | | 30,768 | | 50,260 |
| Accounts receivable | | 16,738 | | 11,621 |
| | | 151,821 | | 71,288 |
| Share investment (Note 4) | | – | | 1 |
| Note receivable (Note 5) | | 546,903 | | 546,903 |
| Investment in subsidiaries (Note 6) | | 810,321 | | 912,641 |
| Interests in mining properties (Note 7) | | 1,006,371 | | 1,830,764 |
| Natural gas interest (Note 8) | | 1,272,593 | | 1,084,005 |
| Investment in technology projects (Note 9) | | 1 | | 1,066,434 |
| Capital assets (Note 10) | | 943 | | 2,088 |
| **Total Assets** | $ | 3,788,953 | $ | 5,514,124 |
| **LIABILITIES** | | | | |
| Current | | | | |
| Accounts payable | $ | 40,684 | $ | 63,403 |
| Convertible note (Note 11) | | – | | 450,000 |
| Convertible note interest payable (Note 11) | | – | | 23,736 |
| | | 40,684 | | 537,139 |
| **SHAREHOLDERS' EQUITY** | | | | |
| Share capital (Note 12) | | 9,145,282 | | 8,324,029 |
| Deficit | | (5,397,013) | | (3,347,044) |
| | | 3,748,269 | | 4,976,985 |
| **Total liabilities and shareholders' equity** | $ | 3,788,953 | $ | 5,514,124 |

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board:

_______________ Director _______________ Director

## CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Investment and miscellaneous income | $ | 3,610 | $ | 48,052 |
| Interest earned on note receivable (Note 13) | | 205,242 | | 173,898 |
| Recovery on disposition of share investment | | 48,443 | | – |
| | | 257,295 | | 221,950 |
| **Expenses** | | | | |
| Administrative expenses | | 113,778 | | 169,825 |
| Financing expenses | | – | | 20,682 |
| Convertible note interest expense | | 19,313 | | 23,736 |
| Provision for doubtful accounts (Note 13) | | 205,242 | | 173,898 |
| Abandonment and write offs | | 832,105 | | 200,505 |
| Write down investment in technology projects (Note 9) | | 1,067,285 | | – |
| Write down share investment | | – | | 47,404 |
| Prospecting and general | | 843 | | 1,256 |
| Amortization | | 1,145 | | 1,561 |
| | | 2,239,711 | | 638,867 |
| **Net loss before share of net loss of equity investment** | | (1,982,416) | | (416,917) |
| Share of net loss of equity investment | | (67,553) | | (26,976) |
| **Net loss** | | (2,049,969) | | (443,893) |
| Accumulated deficit, beginning of year | | (3,347,044) | | (2,903,151) |
| **Accumulated deficit, end of year** | $ | (5,397,013) | $ | (3,347,044) |
| **Net loss per share (weighted average)** | $ | (0.114) | $ | (0.027) |

*The accompanying notes are an integral part of the financial statements.*

## CONSOLIDATED STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | 2001 | 2000 |
|---|---|---|
| **Operating activities** | | |
| Net loss | $ (2,049,969) | $ (443,893) |
| Items not affecting cash | | |
| Share of net loss of equity investment | 67,553 | 26,976 |
| Abandonment and write offs | 832,105 | 200,505 |
| Write down of share investment | – | 47,404 |
| Write down investment in technology projects | 1,067,285 | – |
| Write off capital assets | – | 8,156 |
| Amortization | 1,145 | 1,561 |
| Unrealized exchange gain | – | (1,037) |
| (Gain)/loss on sale of marketable securities | 10,432 | (36,437) |
| Decrease (increase) in accounts receivable | (5,116) | 36,358 |
| Decrease in prepaid expenses | – | 10,000 |
| Increase (decrease) in convertible note interest payable | (23,736) | 23,736 |
| Increase (decrease) in accounts payable | (22,718) | 30,057 |
| Cash used in operating activities | (123,019) | (96,614) |
| **Investing activities** | | |
| Deferred exploration expenditures | (7,712) | (56,208) |
| Proceeds on sale of marketable securities | 9,060 | 81,567 |
| Natural gas interest | (188,588) | (95,139) |
| Sale of capital assets | – | 338 |
| Share investment | – | (2,840) |
| Investment in technology projects | (852) | (1,005,241) |
| Investment in subsidiaries | 34,766 | (764) |
| Cash used in investing activities | (153,326) | (1,078,287) |
| **Financing activities** | | |
| Issue of shares | 821,253 | 292,032 |
| Issue (conversion) of convertible note | (450,000) | 450,000 |
| Cash provided by financing activities | 371,253 | 742,032 |
| **Change in cash** | 94,908 | (432,869) |
| Cash, beginning of year | 9,407 | 442,276 |
| **Cash, end of year** | $ 104,315 | $ 9,407 |

The accompanying notes are an integral part of the financial statements.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
## DECEMBER 31, 2001

### 1. Nature of operations

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

### 2. Summary of significant accounting policies

**(a) Principles of consolidation**
The consolidated financial statements include the accounts of the Company and its subsidiaries in Canada, Peru and the United States.

**(b) Marketable securities**
Marketable securities are carried at the lower of cost and market value.

**(c) Interests in mining properties**
Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the result of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

**(d) Natural gas interest**
Natural gas interest is stated at cost and includes expenditures for carrying and retaining undeveloped properties.

**(e) Capital assets**
Capital assets are stated at cost less accumulated amortization. Amortization of capital assets has been provided in the accounts on the straight line basis at the following rates:

Leasehold improvements - over the term of the lease
Furniture and fixtures - over 5 years
Computer equipment - over 3 years

**(f) Foreign currency translation**
Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i) monetary assets and liabilities at year end rates;
ii) all other assets and liabilities at historical rates; and
iii) revenue and expense transactions at the average rate of exchange prevailing during the year.

Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

### 3. Marketable securities

The marketable securities on hand at December 31, 2001 had a market value of $111,004 (2000–$116,347).

### 4. Share investment

The share investment represented 943,500 shares of Ace Developments Ltd. ("Ace") (name changed to ASP123.com,

Systems Inc. in 1999 and shares consolidated 4 for 1. The Company's 943,500 Ace shares became 235,875 ASP123.com Systems, Inc. shares) acquired on the sale of Oro Sunkwa Inc. The Company granted an option to three directors/ex-director of Ace to acquire all the shares held by the Company at $1.00 per share at any time on or after December 30, 1997 and up to and including January 30, 1998. This option expired without being exercised. The Company was granted an option by these same directors/ex-director to require these directors/ex-director to purchase all the shares of Ace held by the Company at $0.85 per share at any time on or after January 30, 1998 and up to and including February 28, 1998. On February 24, 1998 the Company exercised this option.

On February 10, 1998 the Company was served with a statement of claim by one of the three Ace directors/ex-director in the Option Agreement, with the latter's claim that the Option Agreement was void and unenforceable by the Company. In the Company's opinion the claim had no merit.

The Company defended these actions and filed a statement of claim against the three Ace directors/ex-director to fulfill the terms of the Option Agreement and against Ace (ASP123.com Systems, Inc.) for the value under the terms of the Option Agreement and against the three Ace directors/ex-director and Ace (ASP123.com Systems, Inc.) for damages, cost and interest.

The legal case was settled out of court in September 2001. The total amount paid by one of the three Ace directors/ex-director to the Company under the settlement was $109,000, $50,000 of which was paid in cash on the settlement date as consideration for the purchase by a third party trust of the interest owned by the Company in the 235,875 shares of ASP123.com Systems Inc. (the said shares had no market value at the legal case settlement date since trading in the shares had been halted; and the transfer of the said shares was completed in October 2001), and the balance $59,000 was paid in the form of an unconditional and irrevocable Letter of Credit issued by the Canadian Imperial Bank of Commerce payable to the Company on or after September 14, 2002 and expiring on October 14, 2002. A second one of these three Ace directors/ex-director separately paid $3,500 to the Company under settlement of the legal case.

As at December 31, 2000, the share investment had been written down to $1. The legal case settlement proceeds net of all expenses for that share investment incurred in the year 2001 has been recorded as recovery on disposition of share investment.

**5. Note receivable**

The note receivable represents a promissory note due from Altai Philippines Mining Corporation ("Altai Philippines"). This note bears interest at the rate of 18% per annum compounded annually. Although this note has no fixed terms of repayment, Altai Philippines is required under the terms of its shareholders' agreement to use at least 60% of its operating income to first pay any and all loans and accrued interest due to the Company. The monies advanced under this promissory note were for the purposes of exploration and acquisition of properties by Altai Philippines.

**6. Investment in subsidiaries**

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The main properties of Altai Philippines are Mabulao copper-gold property, Lahuy Island gold property, Samar gold property, Ticao limestone property, Negros Island sulfur property, Sibuyan Island lateritic nickel-cobalt property and Bulan gold property. Since September 1998 Crew Development Corporation ("Crew"), through its subsidiary, Mindex Resources Development Inc., has an option agreement to put the Negros Island sulfur property into production for 75%

net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at December 31, 2001 and to date, Crew has not yet put the property into production.

The Company records its investment in Altai Philippines Mining Corporation on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed losses since inception.

| | 2001 | 2000 |
|---|---|---|
| 40% equity shares and investment expenses | $ 1,045,940 | $ 1,080,707 |
| Share of net losses to date | (235,619) | (168,066) |
| | $ 810,321 | $ 912,641 |

The investment in the Company's wholly owned subsidiary, Compania Minera Carrera S.A., has been written down to a nominal value. The Company has abandoned all activities in Chile and currently retains no interest in any properties in the country.

## 7. Interests in mining properties

| | Balance, Beginning of Year | Expenditure | Write-off/ Disposition | Balance, End of Year |
|---|---|---|---|---|
| **Malartic Township, Quebec** | | | | |
| Property | $ 283,711 | $ – | $ – | $ 283,711 |
| Expenditures | 717,810 | 4,850 | – | 722,660 |
| **Killala Township, Ontario** | | | | |
| Property | – | – | – | – |
| Expenditures | 56,144 | – | 56,144 | – |
| **Lac St. Joseph Township, Quebec** | | | | |
| Property | 3,029 | – | 3,029 | – |
| Expenditures | 4,395 | 2,428 | 6,823 | – |
| **Victoria, Peru** | | | | |
| Property | – | – | – | – |
| Expenditures | 538,794 | 210 | 539,004 | – |
| **Rodeo, Peru** | | | | |
| Property | – | – | – | – |
| Expenditures | 17,339 | – | 17,339 | – |
| **Tierra Amarilla, Peru** | | | | |
| Property | – | – | – | – |
| Expenditures | 109,721 | – | 109,721 | – |
| **Bayat, Turkey** | | | | |
| Property | 62,618 | – | 62,618 | – |
| Expenditures | 37,203 | 224 | 37,427 | – |
| **Total Mining Properties** | | | | |
| Property | 349,358 | – | 65,647 | 283,711 |
| Expenditures | 1,481,406 | 7,712 | 766,458 | 722,660 |
| | $ 1,830,764 | $ 7,712 | $ 832,105 | $ 1,006,371 |

**Mining properties description:**

**Malartic Township gold property, Quebec**
50% working interest in three mining claims totalling 120 hectares (300 acres).

## 8. Natural gas interest

At the beginning of 2001 the Company owned a 50.6% working interest in a natural gas and gas storage property comprising natural gas permits covering 73,700 hectares (182,100 acres) in the Sorel area of Quebec.

As at December 31, 2001 this working interest was 52.4%. The project partner, Petro St-Pierre Inc. had 47.6% working interest at December 31, 2001. Menora Resources Inc. holds a 10% net profit interest participation in the Company's future share of net profits after payback from the project. Menora's participation is limited to the recovery of its investment carrying value of $259,010.

## 9. Investment in technology projects

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has two high technology projects:–

(a) As at December 31, 2001 and to date, Altai Technologies has made investment of $1,000,000 in Mapcheck Inc. of Waterloo, Ontario and has 28.01% equity interest (33.33% voting interest) in that company; and

(b) Altai Technologies has a 100% interest in the enMonitor project and has incurred expenditures of $21,544 to December 31, 2001.

The total investment in the two projects has been written down to $1 as they have to date been unable to generate any operating income.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company.

## 10. Capital assets

| | | | 2001 | 2000 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Net |
| Furniture and equipment | $ 3,866 | $ 2,923 | $ 943 | $ 2,088 |

## 11. Convertible note and convertible note interest payable

The convertible note of $450,000 bearing interest at 6.5% per annum and maturing on March 10, 2003 was issued on March 10, 2000 by Altai Technologies Inc. for the purpose of financing Altai Technologies' high technology projects. The principal and interest were convertible, at the option of the note holder, to fully paid and non-assessable common shares of Altai Technologies Inc. within a specific time period following the completion of Altai Technologies' initial public distribution of its securities and at a conversion price equal to 75% of the issue price of the said securities in the initial distribution pursuant to a financing. With Altai Technologies' failure in financing, there was no plan for that company to go public in the near future.

In October 2001 the note principal ($450,000) and interest to and including August 29, 2001 ($43,049), totalling $493,049 were converted into 4,108,739 common shares of the Company at $0.12 per share and the convertible note had been cancelled.

## 12. Share capital

**Authorized**
An unlimited number of common shares of no par value

| Issued | | No. of shares | | Amount |
|---|---|---|---|---|
| Issued at December 31, 2000 | | 16,283,770 | | $8,324,029 |
| Issued for cash – private placements | 2,250,000 | | $300,000 | |
| Issued for debt conversions | 4,384,784 | 6,634,784 | 521,253 | 821,253 |
| Issued at December 31, 2001 | | 22,918,554 | | $9,145,282 |

a) At December 31, 2001 options were outstanding to directors, officers and employees pursuant to the Company's 1987 and 1996 incentive stock option plans to purchase 1,019,333 shares at prices ranging from $0.10 to $0.49 per share expiring at dates ranging from January 12, 2002 to October 10, 2004.

b) At December 31, 2001, there were 1,250,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.13 per share on or before October 9, 2002 and at $0.15 per share on or before October 9, 2003.

c) At December 31, 2001, there were 219,667 escrowed common shares outstanding.

## 13. Interest earned from note receivable and provision for doubtful accounts

A provision for doubtful accounts has been made for the annual interest income of the note receivable from Altai Philippines as it has to date been unable to generate operating income (see Note 5) and accordingly has been unable to meet its interest obligations to the Company.

## 14. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $74,200 (2000 – $96,000). These fees have been allocated to administrative expenses ($36,000) and investment in subsidiaries and resource properties ($38,200).

## 15. Income taxes

The provision for income taxes is different from the amount that would have been computed by applying statutory federal and provincial rates due to the following:

| | 2001 | 2000 |
|---|---|---|
| Statutory rate | 19.49% | 22.34% |
| Loss before income taxes | $ (2,049,969) | $ (443,893) |
| Amortization per statements | 1,145 | 1,561 |
| Abandonment and write offs | 832,105 | 200,505 |
| Write down of investment in share investment | – | 47,404 |
| Write down of investment in technology projects | 1,067,285 | - |
| Share of loss of equity investment | 67,553 | 26,976 |
| Capital cost allowance | – | (2,997) |
| Non-taxed capital loss | (48,443) | (15,202) |
| Non-deductible losses of subsidiaries | 62,748 | 112,818 |
| Loss for tax purposes | $ (67,576) | $ (72,828) |

The Company has the following income tax losses and timing differences, the benefits of which have not been recognized in these financial statements.

Income tax losses by year of expiry:

| | | |
|---|---|---|
| 2002 | $ | 214,000 |
| 2003 | | 394,000 |
| 2004 | | 212,000 |
| 2005 | | 94,000 |
| 2006 | | 27,000 |
| 2007 | | 73,000 |
| 2008 | | 67,000 |
| | $ | 1,081,000 |

**16. Subsequent event**

In February 2002, the Company's subsidiary, Altai Philippines Mining Corporation ("Altai Philippines") entered into an option agreement with Geostar Metals Inc. ("Geostar") of Vancouver on Altai Philippines' nickel laterite property on Sibuyan Island, Northern Philippines. Under the option agreement, which is subject to acceptance for filing by the Canadian Venture Exchange, Geostar will have one year from the date of an exploration permit or a similar permit being granted to conduct its due diligence and to decide whether or not to exercise the option. The consideration for granting the option is the issuance of 50,000 common shares of Geostar to Altai Philippines.

If Geostar elects to exercise the option to acquire 100 per cent of the mining and processing rights to the property, it will be obligated to make annual payments to Altai Philippines of $100,000 in shares or cash at Geostar's option which will be raised to $300,000 (cash only) on the earlier of the first anniversary of the start of mining or the fifth anniversary of the date of the option agreement. Altai Philippines shall be entitled to a twenty-five percent (25%) carried net profits interest, with a cap of US$20 million. In addition to the US$20 million maximum payment to Altai Philippines, Altai Philippines shall be entitled to receive US$0.04 per tonne of ore processed if Altai Philippines provides to Geostar six months prior to the option expiry date sufficient exploration data to justify proceeding to a 20-40 tonne bulk test of laterite material. Sixty percent (60%) of all payments due to Altai Philippines under the agreement will accrue directly to the Company until it recovers all of its outlays in the Philippines and Altai Philippines' debt to the Company is fully repaid. Thereafter the payments will be shared equally by the Company and Altai Philippines.

***Bolton & Bolton***
Chartered Accountants
25 Oakcrest Avenue, Unionville, Ontario L3R 2B9

**AUDITORS' REPORT**

## To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheets of Altai Resources Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Bolton & Bolton

Unionville, Ontario
March 14, 2002

Chartered Accountants

---

**COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES**

In the United States, reporting standards for auditors require the expression of a qualified opinion when the financial statements are affected by significant uncertainties such as those referred to in notes 1 and 2 to the financial statements. The opinion in our report to the shareholders dated March 14, 2002 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.

Bolton & Bolton

Unionville, Ontario
March 14, 2002

Chartered Accountants

# CORPORATE INFORMATION

| | |
|---|---|
| **DIRECTORS:** | Dr. Niyazi Kacira<br>Maria Au<br>Dr. Didier Pomerleau<br>Dr. K. Sethu Raman |
| **OFFICERS:** | Dr. Niyazi Kacira - President and CEO<br>Maria Au - Secretary-Treasurer |
| **REGISTERED OFFICE:** | 111 Lynedock Crescent<br>Toronto, Ontario<br>Canada M3A 2A7<br>Tel: (416) 383-1328<br>Fax: (416) 383-1686<br>Email: altai@arex.com<br>Internet: http://www.altairesources.com |
| **BANKERS:** | Canadian Imperial Bank of Commerce<br>Toronto, Ontario, Canada |
| **TRANSFER AGENT:** | Computershare Trust Company of Canada<br>100 University Avenue<br>9th Floor<br>Toronto, Ontario, Canada M5J 2Y1 |
| **AUDITORS:** | Bolton & Bolton<br>Unionville, Ontario, Canada |
| **LEGAL COUNSEL:** | Carbonaro Stewart Kligerman Sugar LLP<br>Toronto, Ontario, Canada |
| **STOCK EXCHANGE LISTING:** | The Canadian Venture Exchange<br>Symbol: ATI |
| **U.S.A.:** | SEC RULE 12g3-2(b) EXEMPTION NO.:<br>82-2950 |

**ALTAI RESOURCES INC.**
111 Lynedock Crescent, Toronto, Ontario, Canada M3A 2A7
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website: http://www.altairesources.com

**P R O X Y**

**SOLICITED BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS JUNE 14, 2002**

The undersigned shareholder of **ALTAI RESOURCES INC.** (The "Corporation"), hereby appoints Niyazi Kacira, the President and CEO of the Corporation, or failing him, Maria Au, Secretary-Treasurer of the Corporation, OR INSTEAD OF ANY OF THE FOREGOING ______________________________, as nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Corporation to be held on the 14th day of June, 2002 and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned was personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees designated above are directed to vote for or against, or withhold from voting, the shares registered in the name of the undersigned as specified below:

1. **VOTE FOR** ☐ **AGAINST** ☐ Resolution A (as described in the accompanying management information circular) authorizing the board of directors to issue or reserve for issuance up to 22.9 million common shares pursuant to private placement financings, including issuance of warrants, convertible debentures and other instruments within one year from June 14, 2002 or until the next annual and special meeting of shareholders, whichever is earlier.

2. **VOTE FOR** ☐ **WITHHOLD FROM VOTING** ☐
on the election as directors of the nominees referred to in the accompanying management information circular, namely, Niyazi Kacira, Maria Au, Didier Pomerleau and K. Sethu Raman.

3. **VOTE FOR** ☐ **WITHHOLD FROM VOTING** ☐
on the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors.

If any amendments or variations to the matters referred to or to any matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

**This proxy is solicited by the management of the Corporation. A shareholder has the right to appoint a person to represent him and to attend and act for him on his behalf at the meeting other than the nominees designated above and may exercise such right by striking out the printed names and inserting the name of his nominee in the blank space provided above for that purpose.**

**This proxy revokes and supersedes all proxies of earlier date.**

______________________________
SIGNATURE OF SHAREHOLDER

______________________________
NAME OF SHAREHOLDER (Please print)

______________________________
DATE

NOTES:

1. This proxy form must be signed and dated by the shareholder or his attorney authorized, under its seal or by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed by the management of the Corporation.

2. **In the event that no specification has been made with respect to voting for or against the matter referred to in Item 1, voting for or withholding from voting in the election of directors, and the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, the proxy nominees are instructed to vote for such matters for the shares represented by this proxy.**

3. This proxy to be effective must be deposited at Altai Resources Inc., 111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 not less than one business day preceding the day of the meeting or any adjournment thereof at which such proxy is to be used.

ALTAI RESOURCES INC.
111 Lynedock Crescent, Toronto, Ontario, Canada M3A 2A7
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website: http://www.altairesources.com

## NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

**NOTICE IS HEREBY GIVEN** that the Annual and Special Meeting of Shareholders of **ALTAI RESOURCES INC.** (the "Corporation") will be held on Friday, the 14th day of June, 2002 at Sir John A Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Corporation for its financial year ended December 31, 2001 together with the report of the auditors thereon;

2. To consider and if thought fit, pass a resolution authorizing the directors to issue or reserve for issuance up to 22.9 million common shares pursuant to private placement financings, including issuance of warrants, convertible debentures and other instruments;

3. To elect directors;

4. To appoint auditors and to authorize the directors to fix the remuneration of the auditors;

5. To transact such further or other business as may properly come before the meeting or any adjournments thereof.

The management information circular and the form of proxy accompany this notice.

BY ORDER OF THE BOARD OF DIRECTORS

Maria Au
*Secretary-Treasurer*

May 3, 2002

**NOTES:**

1. Shareholders who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting. The proxy must be received at the Corporation's office not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

2. Only shareholders of record at the close of business on the record date, May 8, 2001, will be entitled to vote at the meeting except to the extent that a person has transferred any common shares after that date and the transferee of such shares establishes proper ownership and demands not later than ten days before the meeting that his name be included in the list of shareholders in which case the transferee is entitled to vote his shares at the meeting.

## ALTAI RESOURCES INC.
111 Lynedock Crescent, Toronto, Ontario, Canada M3A 2A7
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website: http://www.altairesources.com


# MANAGEMENT INFORMATION CIRCULAR

Unless otherwise noted herein, all information set forth in this Management Information Circular is as at April 24, 2002.

## MANAGEMENT SOLICITATION

This Information Circular accompanies the Notice of Annual and Special Meeting of the Shareholders of **ALTAI RESOURCES INC.** (the "Corporation") to be held on Friday, the 14th day of June, 2002, at Sir John A Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), and is furnished in connection with the SOLICITATION BY THE MANAGEMENT OF THE CORPORATION of proxies for use at the meeting. The solicitation will be primarily by mail but proxies may also be solicited by employees or representatives of the Corporation by advertisement, by telephone, by telecopier or other telecommunications, including electronic display such as the Internet. The cost of such solicitation will be borne by the Corporation.

**A PROXY IN THE FORM ENCLOSED WITH THE NOTICE OF MEETING CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.**

The completed proxy must be deposited at the registered office of the Corporation not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholders, and if a shareholder specifies a choice with respect of any matter to be acted upon the common shares shall be voted accordingly.

## APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors or representatives of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend, act and vote for him and on his behalf at the meeting or any adjournments thereof, other than the persons designated in the enclosed form of proxy, by striking out the printed names and filling in the name of such person in the blank space provided in the form of proxy, or by completing another proper form of proxy. Such shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the shareholder's common shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

## REVOCATION OF PROXIES

Proxies given by shareholders for use at the meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournments thereof, at which the proxy is to be used, or with the chairman of such meeting, or any adjournments thereof, and upon any such deposit the proxy is revoked.

## EXERCISE OF DISCRETION BY PROXIES

All common shares represented by properly executed proxies received by the Corporation in a timely manner will be voted or withheld from voting at the meeting in accordance with the instructions of the shareholders appointing them. If a choice is specified in respect of any matter to be acted upon, the common shares will be voted accordingly.

On any ballot that may be called for, the shares represented by proxies in favour of management will be voted or withheld from voting in each case in accordance with the specifications made by the shareholders in the manner referred to above.

**IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE FOR OR VOTE AGAINST OR WITHHOLD FROM VOTING IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF EACH SUCH MATTER.**

The form of proxy forwarded to shareholders with the notice of meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the notice of meeting or other matters which may properly come before the meeting.

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares, of which as at April 24, 2002, there were 22,918,554 common shares of the Corporation issued and outstanding.

Shareholders registered on the books of the Corporation at the close of business on the record date, May 8, 2002, are entitled to vote at the meeting, except to the extent that a shareholder transfers any of his shares after such record date, and the transferee (upon producing properly endorsed certificates evidencing ownership of such shares, or otherwise establishing that he owns such shares) demands, not later than ten days prior to the date of the meeting, that his name be included in the list of shareholders, then the transferee shall be entitled to vote his shares at the meeting.

To the knowledge of the directors and senior officers of the Corporation, there are two persons/companies beneficially owning, directly or indirectly, or exercising control or direction, of more than 10% of the issued and outstanding common shares of the Corporation. As at April 24, 2002, Niyazi Kacira beneficially/directly owns 4,303,682 common shares, representing approximately 18.8% of the issued and outstanding shares of the Corporation, and James B. Compton beneficially/directly owns 4,284,533 common shares representing approximately 18.7% of the issued and outstanding shares of the Corporation.

## APPROVAL OF ISSUANCE OF UP TO 22,900,000 COMMON SHARES

In order to strengthen the working capital of the Corporation to develop the promising properties and projects in the Corporation's asset portfolio, management may wish to undertake private placement financings including issuance of common shares, warrants, convertible debentures, and other instruments. The Board of Directors of the Corporation believes that it is in the best interests of the Corporation that the Board of Directors be provided with the flexibility to undertake private placement financings including issuance of common shares, warrants, convertible debentures and other instruments as market opportunities arise and as financial requirements dictate.

The policies of the TSX Venture Exchange (formerly Canadian Venture Exchange – name changed in April 2002) provide that shareholder approval is required for a private placement financing including issuance of common shares, warrants, convertible debentures and other instruments which will result in or is part of a transaction involving a change in control or change in absolute control (equal to or greater than 50%) of the Corporation.

At the meeting, shareholders of the Corporation will be asked to consider and, if thought fit, to pass, with or without variation, a resolution, the text of which is set forth in Schedule A of this circular, authorizing the Board of Directors of the Corporation to proceed with private placement financings including issuance of common shares, warrants, convertible debentures and other instruments resulting in the issuance or reservation for issuance of up to 22,900,000 common shares of the Corporation during the period ending one year from the date of this annual and special meeting of the shareholders or until the next annual and special meeting of shareholders, whichever is earlier. Such private placement financings including issuance of common shares, warrants, convertible debentures and other instruments will be subject to the following additional terms:

1. Each private placement financing including issuance of common shares, warrants, convertible debentures and other instruments will be carried out in accordance with the guidelines of the TSX Venture Exchange (formerly Canadian Venture Exchange) policies and applicable securities regulations;

2. Each private placement financing including issuance of common shares, warrants, convertible debentures and other instruments would not materially affect control of the Corporation or result in change in absolute control (equal to or greater than 50%) of the Corporation; and

3. The price per share of each common share issued or reserved for issuance pursuant to each private placement financing including issuance of warrants, convertible debentures and other instruments will not be lower than the closing market price on the TSX Venture Exchange on the trading day prior to the date notice is deemed given to the TSX Venture Exchange ("Market Price"), by the policy of the TSX Venture Exchange, less the applicable discount (the exercise price of warrants attached to private placements will not be less than the Market Price) as follows:

| Market Price | Maximum Discount Therefrom |
|---|---|
| $0.50 or less | 25% |
| $0.51 to $2.00 | 20% |
| above $2.00 | 15% |

As well, the TSX Venture Exchange retains the discretion to decide whether or not a particular private placement will materially affect control of the Corporation, in which case specific shareholder approval may be required.

The Board of Directors, in its opinion, considers that there may be appropriate reasons for doing private placement financings in the coming year to develop some of the assets in the Corporation's portfolio, to acquire and develop new assets and to increase the working capital of the Corporation. Therefore it is seeking this authorization from the shareholders so as to enable it to do the private placement financings at the opportune timings.

This resolution requires confirmation by a majority of the votes cast at the Meeting. **It is intended that the shares represented by proxies solicited by management of the Corporation will be voted in favour of the resolution authorizing the Board of Directors to proceed with the resolution authorizing the issuance of up to 22,900,000 common shares during the period ending one year from the date of this meeting or until the next annual and special meeting of shareholders, whichever is earlier.**

## ELECTION OF DIRECTORS

All the directors are elected annually. The Articles of the Corporation provide that the number of directors of the Corporation shall consist of a minimum of three and a maximum of eleven directors. The board of directors has fixed the number of directors to be elected at four (4) directors for the upcoming meeting.

**Unless the shareholder directs that his shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy intend to vote for the election of the four nominees whose names are set forth below.**

Management does not contemplate that any of the nominees will be unable to serve as a director; should that occur for any reason prior to the meeting, the person(s) named in the proxy will vote for another nominee in their discretion. Each director elected will hold office until the next Annual Meeting or until his/her office is earlier vacated in accordance with the By-Laws of the Corporation.

The following table states the names of all the persons proposed to be nominated or elected as directors, all other positions and offices with the Corporation now held by them, their principal occupations and employment, the date upon which each became a director of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly or controlled by each of them as of April 24, 2002.

| NAME AND PRINCIPAL OCCUPATION OR EMPLOYMENT | DIRECTOR SINCE | ALTAI SHARES |
|---|---|---|
| NIYAZI KACIRA, Ph.D., P.Eng., MBA, FGAC*<br>Director, President & CEO of Altai Resources Inc.;<br>Director of Altai Technologies Inc. | 2/05/1987 | 4,303,682 |
| MARIA AU, MBA, CGA<br>Director & Secretary–Treasurer of Altai Resources Inc.;<br>Secretary-Treasurer of Altai Technologies Inc. | 6/17/1991 | 805,350 |
| DIDIER POMERLEAU, MBA, Ph.D., C.Adm.*<br>Director of Altai Resources Inc.;<br>Director of Altai Technologies Inc.;<br>Senior Policy & Program Advisor, Ontario Ministry of Education | 5/07/2001 | 0 |
| K. SETHU RAMAN, Ph.D., FGAC *<br>Director of Altai Resources Inc.;<br>President & Director of Holmer Gold Mines Limited;<br>Director of Visa Gold Exploration Inc. | 9/04/2001 | 2,000 |
| * MEMBERS OF THE AUDIT COMMITTEE | | |

The information as to the number of shares owned has been furnished by the respective nominees who are all Canadian citizens.

Of the above four nominees, two are currently outside (non-management) directors of the Corporation.

Each of the persons named in the above table, except K. Sethu Raman, was elected a director of the Corporation by vote of shareholders at the annual and special meeting held on June 28, 2001.

## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The policies of the TSX Venture Exchange (formerly Canadian Venture Exchange) (the "TSX Venture Exchange Policies"), on which the Corporation's shares are listed, require disclosure on an annual basis of the approach to corporate governance by companies listed on such exchange. The TSX Venture Exchange Policies require disclosure of the Corporation's system of corporate governance with reference to certain guidelines proposed by the TSX Venture Exchange Policies, however, there is no requirement for the Corporation to comply with such TSX Venture Exchange guidelines.

### GENERAL

The responsibility to oversee the conduct of the business and to guide management of the Corporation resides with the board of directors of the Corporation (the "Board"). The Board has not, in the past, instituted a formal approach to its corporate governance practices, due to its size and stage of development. As prescribed by the *Business Corporations Act* (Ontario), the mandate, duties and objectives of the Board are to manage or supervise the management of the business and affairs of the Corporation. In practice, Board approval is sought in respect to material decisions involving the business and affairs of the Corporation which are not routine and therefore not dealt with by management of the Corporation.

### THE DIRECTORS

The proposed board of directors consists of four directors, including two officers of the Corporation, and two outside (non-management) directors. All outside directors can be considered "unrelated directors", which are generally defined as directors who are independent of management of the Corporation.

During the most recently completed fiscal year, the Board held nine meetings and passed several written resolutions. All members of the board who are nominated for re-election have attended at least 75 percent of the meetings of the board during their capacity as directors of the Corporation.

### COMMITTEES

The only committee the Corporation presently has is an audit committee. The Board reviews on an annual basis its need to form any additional committees as may be necessary to assist the Board in discharging its duties.

The Board is required under the *Business Corporations Act* (Ontario) to elect annually from among its members an audit committee composed of at least three members. The proposed members of the Corporation's Audit Committee are Messrs. D. Pomerleau, K. S. Raman and N. Kacira, all of whom served on such committee during the most recently completed fiscal year.

### RESPONSE TO SHAREHOLDERS COMMENTS AND CONCERNS

Management is available to shareholders to receive feedback and respond to questions or concerns on a prompt basis. It is available for any shareholder to contact the Corporation by telephone, fax, mail or email at its head office. The Board believes that the Corporation's approach to communicating with shareholders and other interest parties is both responsive and effective.

The Board believes that it carries out governance of the Corporation's affairs effectively, and will continue to review the Corporation's governance practices in view of the TSX Venture Exchange Policies and make changes as are deemed appropriate.

## EXECUTIVE COMPENSATION

The Corporation has two executive officers. The Corporation paid a total of $72,000 cash compensation to the two executive officers during the financial year ended December 31, 2001.

### SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options Granted [1] (#) | Restricted Shares ($) | LTIP Payouts ($) | All Other Compen-sation ($) |
|---|---|---|---|---|---|---|---|---|
| Niyazi Kacira | 2001 | - | - | 36,000 | - | - | - | - |
| President & CEO | 2000 | - | - | 36,000 | 66,500 | - | - | - |
| | 1999 | - | - | 12,000 | 100,000 | - | - | - |

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options Granted [1] (#) | Restricted Shares ($) | LTIP Payouts ($) | All Other Compen-sation ($) |
|---|---|---|---|---|---|---|---|---|
| Maria Au | 2001 | - | - | 36,000 | - | - | - | - |
| Secretary-Treasurer | 2000 | - | - | 36,000 | 15,000 | - | - | - |
| | 1999 | - | - | 24,000 | 100,000 | - | - | - |

(1) Each option entitles the holder to acquire the indicated number of Altai common shares in accordance with the Amended 1987 Employee Stock Option Plan and the Amended 1996 Employee Stock Option Plan.

OPTION GRANTS TO OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2001

There was no share option granted to officers during the financial year ended December 31, 2001.

AGGREGATE OPTIONS EXERCISED BY OFFICERS IN THE FINANCIAL YEAR ENDED DECEMBER 31, 2001 AND OPTION VALUE

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at Fiscal Year-End (#) [1] | | Value of Unexercised In-the-Money Options at Fiscal Year-End ($) [2] | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| N. Kacira | Nil | Nil | 77,833 | 22,166 | Nil | Nil |
| M. Au | Nil | Nil | 95,000 | 5,000 | Nil | Nil |

(1) At December 31,2001 and as directors of the Corporation, Niyazi Kacira has 77,834 unexercised exercisable shares option and 22,167 unexercisable shares option and Maria Au has 95,000 and 5,000 respective shares options.

(2) The difference between the closing price of Altai common shares on the Canadian Venture Exchange (name changed to TSX Venture Exchange in April 2002) on December 31, 2001 ($0.07) and the exercise price of any in-the-money unexercised options to acquire Altai common shares.

## COMPENSATION OF DIRECTORS

The directors of the Corporation received no cash compensation in their capacity as directors during the financial year ended December 31, 2001.

OPTION GRANTS TO DIRECTORS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2001

| Name of Director | Securities under Options Granted (#) | Exercise Price ($/Security) | Market Value of Securities Underlying Options on the Date of Grant ($/Security) | Expiration Date of Options |
|---|---|---|---|---|
| D. Pomerleau | 40,000 | 0.16 | 0.105 | May 13, 2004 |
| K. S. Raman | 100,000 | 0.10 | 0.095 | October 10, 2004 |

## INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at December 31, 2001 there was no indebtedness to the Corporation by any director and officer.

## APPOINTMENT OF AUDITORS

Unless such authority is withheld the persons named in the enclosed form of proxy intend to vote for the appointment of Bolton & Bolton, Chartered Accountants, 25 Oakcrest Avenue, Unionville, Ontario, as auditors of the Corporation and for the authorization of the directors to fix the remuneration of the auditors. Bolton & Bolton were first appointed auditors of the Corporation on December 31, 1991.

## OTHER BUSINESS

The Management of the Corporation knows of no matters to come before the meeting other than the matters referred to in the Notice of Meeting.

## APPROVAL OF THE BOARD OF DIRECTORS

The contents and sending of this Management Information Circular and the Form of Proxy have been approved by the Board of Directors of the Corporation.

Maria Au
Secretary-Treasurer

May 3, 2002

---

## SCHEDULE A

## ISSUANCE OF UP TO 22,900,000 COMMON SHARES RESOLUTION

**BE IT RESOLVED THAT:**

1. The Directors of the Corporation be and they are hereby authorized to issue or reserve for issuance pursuant to private placement financings including issuance of common shares, warrants, convertible debentures and other instruments up to 22,900,000 common shares during the period ending one year from the date hereof or until the next annual and special meeting of shareholders, whichever is earlier, subject to the following additional terms:

(a) such private placement financings including issuance of common shares, warrants, convertible debentures and other instruments will be carried out by the Corporation in accordance with the guidelines of the TSX Venture Exchange (formerly Canadian Venture Exchange) and applicable securities regulations;

(b) such private placement financings including issuance of common shares, warrants, convertible debentures and other instruments would not materially affect control of the Corporation or result in change in absolute control (equal to or greater than 50%) of the Corporation; and

(c) the price per share of each common share issued or reserved for issuance pursuant to each private placement financing including issuance of warrants, convertible debentures and other instruments is not lower than the closing market price on the TSX Venture Exchange on the trading day prior to the date notice is deemed given to the TSX Venture Exchange ("Market Price"), by the policy of the TSX Venture Exchange, less the applicable discount (the exercise price of warrants attached to private placements will not be less than the Market Price) as follows:

| Market Price | Maximum Discount Therefrom |
|---|---|
| $0.50 or less | 25% |
| $0.51 to $2.00 | 20% |
| above $2.00 | 15% |

2. This resolution is subject to the TSX Venture Exchange retaining the discretion to decide whether or not a particular private placement will materially affect control of the Corporation, in which case specific shareholder approval may be required.

3. The directors and/or officers of the Corporation be and they are hereby authorized and directed to execute and deliver under the corporate seal of the Corporation or otherwise all such documents and instruments and to do all such acts and things as in their opinion may be necessary or desirable to give effect to this resolution.

**ALTAI RESOURCES INC.**
**CONSOLIDATED BALANCE SHEET**
**AS AT MARCH 31, 2002**

| | | March 31, 2002 (Unaudited) | | December 31, 2001 (Audited) |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current | | | | |
| Cash | $ | 136,848 | $ | 104,315 |
| Marketable securities (Note 2) | | 30,768 | | 30,768 |
| Accounts receivable | | 7,036 | | 16,738 |
| | | 174,652 | | 151,821 |
| Note receivable | | 546,903 | | 546,903 |
| Investment in subsidiaries | | 758,056 | | 810,321 |
| Interests in mining properties | | 1,006,371 | | 1,006,371 |
| Natural gas interest | | 1,276,252 | | 1,272,593 |
| Investment in technology projects | | 1 | | 1 |
| Capital assets | | 657 | | 943 |
| **Total Assets** | $ | 3,762,892 | $ | 3,788,953 |
| **LIABILITIES** | | | | |
| Current | | | | |
| Accounts payable | $ | 46,473 | $ | 40,684 |
| **SHAREHOLDERS' EQUITY** | | | | |
| Share capital (Note 3) | | 9,145,282 | | 9,145,282 |
| Deficit | | (5,428,863) | | (5,397,013) |
| | | 3,716,419 | | 3,748,269 |
| **Total liabilities and shareholders' equity** | $ | 3,762,892 | $ | 3,788,953 |

Approved on behalf of the Board

____________ Director ____________ Director

**CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT**
**FOR THE THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)**

| | | March 31, 2002 | | March 31, 2001 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Investment and miscellaneous income | $ | 915 | $ | 635 |
| Interest earned on note receivable | | 55,522 | | 47,061 |
| | | 56,437 | | 47,696 |
| **Expenses** | | | | |
| Administrative expenses | | 16,317 | | 13,384 |
| Convertible note interest expense | | – | | 7,212 |
| Provision for doubtful accounts | | 55,522 | | 47,061 |
| Write down investment in technology projects | | 12 | | - |
| Prospecting and general | | – | | 130 |
| Amortization | | 286 | | 286 |
| | | 72,137 | | 68,073 |
| **Net loss before share of net loss of equity investment** | | (15,700) | | (20,377) |
| Share of net loss of equity investment | | (16,150) | | (13,058) |
| Net loss | | (31,850) | | (33,435) |
| Accumulated deficit, beginning of period | | (5,397,013) | | (3,347,044) |
| **Accumulated deficit, end of period** | $ | (5,428,863) | $ | (3,380,479) |
| **Net loss per share (weighted average)** | $ | (0.001) | $ | (0.002) |

**CONSOLIDATED STATEMENT OF CASH FLOWS**
**FOR THE THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)**

| | | March 31, 2002 | | March 31, 2001 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net loss | $ | (31,850) | $ | (33,435) |
| Items not affecting cash | | | | |
| Share of net loss of equity investment | | 16,150 | | 13,058 |
| Write down investment in technology projects | | 12 | | - |
| Convertible note interest expense | | - | | 7,212 |
| Amortization | | 286 | | 286 |
| Decrease (increase) in accounts receivable | | 9,702 | | 8,275 |
| Increase (decrease) in accounts payable | | 5,789 | | 729 |
| Cash provided by (used in) operating activities | | 89 | | (3,875) |
| **Investing activities** | | | | |
| Deferred exploration expenditures | | - | | (4,015) |
| Natural gas interest | | (3,659) | | (6,977) |
| Investment in technology projects | | (12) | | (3,388) |
| Investment in subsidiaries | | 36,115 | | 45,094 |
| Cash provided by investing activities | | 32,444 | | 30,714 |
| **Change in cash** | | 32,533 | | 26,839 |
| Cash, beginning of period | | 104,315 | | 9,407 |
| **Cash, end of period** | $ | 136,848 | $ | 36,246 |

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
**MARCH 31, 2002**

1. **Basis of presentation**

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. **Marketable securities**

The marketable securities on hand at March 31, 2002 had a market value of $117,054 (December 31, 2001–$111,004).

3. **Share capital**

**Authorized**
An unlimited number of common shares of no par value

| Issued | No. of shares | Amount |
|---|---|---|
| Issued at December 31, 2001 and March 31, 2002 | 22,918,554 | $9,145,282 |

a) At March 31, 2002 options were outstanding to directors, officers and employees pursuant to the Company's 1987 and 1996 incentive stock option plans to purchase 693,000 shares at prices ranging from $0.10 to $0.49 per share expiring at dates ranging from May 12, 2002 to October 10, 2004.

b) At March 31, 2002, there were 1,250,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.13 per share on or before October 9, 2002 and at $0.15 per share on or before October 9, 2003.

c) At March 31, 2002, there were 219,667 escrowed common shares outstanding.

4. **Related party transactions**

Consulting services were provided by officers. Fees for such services amounted to $18,000. These fees have been allocated to administrative expenses ($9,000) and investment in subsidiaries and resource properties ($9,000).

**MANAGEMENT DISCUSSION AND ANALYSIS**

Refer to the Company's Annual Report of Year 2001 filed.

# ALTAI RESOURCES INC.
## 2002 SUPPLEMENTAL MAILINGS

**ALTAI RESOURCES INC.** has developed a **SUPPLEMENTAL MAILING LIST** in accordance with National Policy #41, on shareholder communication. This list is in addition to and separate from the regular registered shareholder mailing list maintained by our Transfer Agent.

The Policy states that interim financial statements do not have to be mailed to our shareholder unless specifically requested by the shareholder in writing.

Please detach and return the reply section of this form with your form of proxy, indicating your wish to receive interim financial mailings (quarterly reports). If no response is received, according to Policy #41, we are not required to send these mailings to you.

We are requesting also that, should our Company records be maintaining more than one account for your holdings, you allow us to consolidate your accounts.

In addition, we are requesting you to assist us in updating our lists for the mailing/faxing/emailing of other information on the Company to you by completing item 3 below.

For further information, please contact
ALTAI RESOURCES INC.
111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website : http://www.altairesources.com

Please complete and detach the form below: at02sml

..........................................................................................................................

TO : **ALTAI RESOURCES INC.**
111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7

1) Please put my name on your **2002 Supplemental Mailing Listing** to receive Interim Financial Mailings.
2) Please consolidate my accounts Yes ☐ No ☐
3) Please a) continue to include my name _____]
b) add my name _____|
c) delete my name _____| on your other mailing list☐ fax list☐ email list☐
d) amend my address _____}*
e) amend my telephone # _____|*
f) amend my fax # _____|*
g) amend my email address _____]*

** To be ticked only if the previous address, telephone and fax numbers and email address provided to Altai are different from those completed below.*

NAME: ______________________________ (Please print)
ADDRESS: ______________________________
______________________________
PROVINCE/STATE : ______________ POSTAL/ZIP CODE : ______________
TELEPHONE : ______________ FAX : ______________
EMAIL: ______________________________

DATE : ______________ SIGNATURE : ______________

**ALTAI RESOURCES INC.**
**CONSOLIDATED BALANCE SHEET**
**AS AT MARCH 31, 2002**

| | | March 31, 2002 (Unaudited) | | December 31, 2001 (Audited) |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current | | | | |
| Cash | $ | 136,848 | $ | 104,315 |
| Marketable securities (Note 2) | | 30,768 | | 30,768 |
| Accounts receivable | | 7,036 | | 16,738 |
| | | 174,652 | | 151,821 |
| Note receivable | | 546,903 | | 546,903 |
| Investment in subsidiaries | | 758,056 | | 810,321 |
| Interests in mining properties | | 1,006,371 | | 1,006,371 |
| Natural gas interest | | 1,276,252 | | 1,272,593 |
| Investment in technology projects | | 1 | | 1 |
| Capital assets | | 657 | | 943 |
| ***Total Assets*** | $ | 3,762,892 | $ | 3,788,953 |
| **LIABILITIES** | | | | |
| Current | | | | |
| Accounts payable | $ | 46,473 | $ | 40,684 |
| **SHAREHOLDERS' EQUITY** | | | | |
| Share capital (Note 3) | | 9,145,282 | | 9,145,282 |
| Deficit | | (5,428,863) | | (5,397,013) |
| | | 3,716,419 | | 3,748,269 |
| **Total liabilities and shareholders' equity** | $ | 3,762,892 | $ | 3,788,953 |

Approved on behalf of the Board

____________ Director ____________ Director

**CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT**
**FOR THE THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)**

| | | March 31, 2002 | | March 31, 2001 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Investment and miscellaneous income | $ | 915 | $ | 635 |
| Interest earned on note receivable | | 55,522 | | 47,061 |
| | | 56,437 | | 47,696 |
| **Expenses** | | | | |
| Administrative expenses | | 16,317 | | 13,384 |
| Convertible note interest expense | | – | | 7,212 |
| Provision for doubtful accounts | | 55,522 | | 47,061 |
| Write down investment in technology projects | | 12 | | – |
| Prospecting and general | | – | | 130 |
| Amortization | | 286 | | 286 |
| | | 72,137 | | 68,073 |
| **Net loss before share of net loss of equity investment** | | (15,700) | | (20,377) |
| Share of net loss of equity investment | | (16,150) | | (13,058) |
| **Net loss** | | (31,850) | | (33,435) |
| Accumulated deficit, beginning of period | | (5,397,013) | | (3,347,044) |
| **Accumulated deficit, end of period** | $ | (5,428,863) | $ | (3,380,479) |
| **Net loss per share (weighted average)** | $ | (0.001) | $ | (0.002) |

## CONSOLIDATED STATEMENT OF CASH FLOWS
## FOR THE THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

| | | March 31, 2002 | | March 31, 2001 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net loss | $ | (31,850) | $ | (33,435) |
| Items not affecting cash | | | | |
| Share of net loss of equity investment | | 16,150 | | 13,058 |
| Write down investment in technology projects | | 12 | | – |
| Convertible note interest expense | | – | | 7,212 |
| Amortization | | 286 | | 286 |
| Decrease (increase) in accounts receivable | | 9,702 | | 8,275 |
| Increase (decrease) in accounts payable | | 5,789 | | 729 |
| Cash provided by (used in) operating activities | | 89 | | (3,875) |
| **Investing activities** | | | | |
| Deferred exploration expenditures | | – | | (4,015) |
| Natural gas interest | | (3,659) | | (6,977) |
| Investment in technology projects | | (12) | | (3,388) |
| Investment in subsidiaries | | 36,115 | | 45,094 |
| Cash provided by investing activities | | 32,444 | | 30,714 |
| **Change in cash** | | 32,533 | | 26,839 |
| Cash, beginning of period | | 104,315 | | 9,407 |
| **Cash, end of period** | $ | 136,848 | $ | 36,246 |

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
## MARCH 31, 2002

1. **Basis of presentation**

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. **Marketable securities**

The marketable securities on hand at March 31, 2002 had a market value of $117,054 (December 31, 2001–$111,004).

3. **Share capital**

**Authorized**
An unlimited number of common shares of no par value

| Issued | No. of shares | Amount |
|---|---|---|
| Issued at December 31, 2001 and March 31, 2002 | 22,918,554 | $9,145,282 |

a) At March 31, 2002 options were outstanding to directors, officers and employees pursuant to the Company's 1987 and 1996 incentive stock option plans to purchase 693,000 shares at prices ranging from $0.10 to $0.49 per share expiring at dates ranging from May 12, 2002 to October 10, 2004.

b) At March 31, 2002, there were 1,250,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.13 per share on or before October 9, 2002 and at $0.15 per share on or before October 9, 2003.

c) At March 31, 2002, there were 219,667 escrowed common shares outstanding.

4. **Related party transactions**

Consulting services were provided by officers. Fees for such services amounted to $18,000. These fees have been allocated to administrative expenses ($9,000) and investment in subsidiaries and resource properties ($9,000).

## MANAGEMENT DISCUSSION AND ANALYSIS

Refer to the Company's Annual Report of Year 2001 filed.

# ALTAI RESOURCES INC.

## CONSOLIDATED FINANCIAL STATEMENTS

## DECEMBER 31, 2001

**ALTAI RESOURCES INC.**
**CONSOLIDATED BALANCE SHEET**
**AS AT DECEMBER 31, 2001**

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current | | | | |
| Cash | $ | 104,315 | $ | 9,407 |
| Marketable securities (Note 3) | | 30,768 | | 50,260 |
| Accounts receivable | | 16,738 | | 11,621 |
| | | 151,821 | | 71,288 |
| Share investment (Note 4) | | – | | 1 |
| Note receivable (Note 5) | | 546,903 | | 546,903 |
| Investment in subsidiaries (Note 6) | | 810,321 | | 912,641 |
| Interests in mining properties (Note 7) | | 1,006,371 | | 1,830,764 |
| Natural gas interest (Note 8) | | 1,272,593 | | 1,084,005 |
| Investment in technology projects (Note 9) | | 1 | | 1,066,434 |
| Capital assets (Note 10) | | 943 | | 2,088 |
| **Total Assets** | $ | 3,788,953 | $ | 5,514,124 |
| **LIABILITIES** | | | | |
| Current | | | | |
| Accounts payable | $ | 40,684 | $ | 63,403 |
| Convertible note (Note 11) | | – | | 450,000 |
| Convertible note interest payable (Note 11) | | – | | 23,736 |
| | | 40,684 | | 537,139 |
| **SHAREHOLDERS' EQUITY** | | | | |
| Share capital (Note 12) | | 9,145,282 | | 8,324,029 |
| Deficit | | (5,397,013) | | (3,347,044) |
| | | 3,748,269 | | 4,976,985 |
| **Total liabilities and shareholders' equity** | $ | 3,788,953 | $ | 5,514,124 |

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board:

_______________ Director _______________ Director

## ALTAI RESOURCES INC.
## CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Investment and miscellaneous income | $ | 3,610 | $ | 48,052 |
| Interest earned on note receivable (Note 13) | | 205,242 | | 173,898 |
| Recovery on disposition of share investment | | 48,443 | | – |
| | | 257,295 | | 221,950 |
| **Expenses** | | | | |
| Administrative expenses | | 113,778 | | 169,825 |
| Financing expenses | | – | | 20,682 |
| Convertible note interest expense | | 19,313 | | 23,736 |
| Provision for doubtful accounts (Note 13) | | 205,242 | | 173,898 |
| Abandonment and write offs | | 832,105 | | 200,505 |
| Write down investment in technology projects (Note 9) | | 1,067,285 | | – |
| Write down share investment | | – | | 47,404 |
| Prospecting and general | | 843 | | 1,256 |
| Amortization | | 1,145 | | 1,561 |
| | | 2,239,711 | | 638,867 |
| **Net loss before share of net loss of equity investment** | | (1,982,416) | | (416,917) |
| Share of net loss of equity investment | | (67,553) | | (26,976) |
| **Net loss** | | (2,049,969) | | (443,893) |
| Accumulated deficit, beginning of year | | (3,347,044) | | (2,903,151) |
| **Accumulated deficit, end of year** | $ | (5,397,013) | $ | (3,347,044) |
| **Net loss per share (weighted average)** | $ | (0.114) | $ | (0.027) |

*The accompanying notes are an integral part of the financial statements.*

**ALTAI RESOURCES INC.**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2001**

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net loss | $ | (2,049,969) | $ | (443,893) |
| Items not affecting cash | | | | |
| Share of net loss of equity investment | | 67,553 | | 26,976 |
| Abandonment and write offs | | 832,105 | | 200,505 |
| Write down of share investment | | – | | 47,404 |
| Write down investment in technology projects | | 1,067,285 | | – |
| Write off capital assets | | – | | 8,156 |
| Amortization | | 1,145 | | 1,561 |
| Unrealized exchange gain | | – | | (1,037) |
| (Gain)/loss on sale of marketable securities | | 10,432 | | (36,437) |
| Decrease (increase) in accounts receivable | | (5,116) | | 36,358 |
| Decrease in prepaid expenses | | – | | 10,000 |
| Increase (decrease) in convertible note interest payable | | (23,736) | | 23,736 |
| Increase (decrease) in accounts payable | | (22,718) | | 30,057 |
| Cash used in operating activities | | (123,019) | | (96,614) |
| **Investing activities** | | | | |
| Deferred exploration expenditures | | (7,712) | | (56,208) |
| Proceeds on sale of marketable securities | | 9,060 | | 81,567 |
| Natural gas interest | | (188,588) | | (95,139) |
| Sale of capital assets | | – | | 338 |
| Share investment | | – | | (2,840) |
| Investment in technology projects | | (852) | | (1,005,241) |
| Investment in subsidiaries | | 34,766 | | (764) |
| Cash used in investing activities | | (153,326) | | (1,078,287) |
| **Financing activities** | | | | |
| Issue of shares | | 821,253 | | 292,032 |
| Issue (conversion) of convertible note | | (450,000) | | 450,000 |
| Cash provided by financing activities | | 371,253 | | 742,032 |
| **Change in cash** | | 94,908 | | (432,869) |
| Cash, beginning of year | | 9,407 | | 442,276 |
| **Cash, end of year** | $ | 104,315 | $ | 9,407 |

*The accompanying notes are an integral part of the financial statements.*

1. **Nature of operations**

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

2. **Summary of significant accounting policies**

(a) ***Principles of consolidation***
The consolidated financial statements include the accounts of the Company and its subsidiaries in Canada, Peru and the United States.

(b) **Marketable securities**
Marketable securities are carried at the lower of cost and market value.

(c) **Interests in mining properties**
Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the result of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

(d) **Natural gas interest**
Natural gas interest is stated at cost and includes expenditures for carrying and retaining undeveloped properties.

(e) **Capital assets**
Capital assets are stated at cost less accumulated amortization. Amortization of capital assets has been provided in the accounts on the straight line basis at the following rates:
Leasehold improvements - over the term of the lease
Furniture and fixtures - over 5 years
Computer equipment - over 3 years

(f) **Foreign currency translation**
Balances denominated in foreign currencies are translated into Canadian dollars as follows:
i) monetary assets and liabilities at year end rates;
ii) all other assets and liabilities at historical rates; and
iii) revenue and expense transactions at the average rate of exchange prevailing during the year.
Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

3. **Marketable securities**

The marketable securities on hand at December 31, 2001 had a market value of $111,004 (2000–$116,347).

4. **Share investment**

The share investment represented 943,500 shares of Ace Developments Ltd. ("Ace") (name changed to ASP123.com,

Systems Inc. in 1999 and shares consolidated 4 for 1. The Company's 943,500 Ace shares became 235,875 ASP123.com Systems, Inc. shares) acquired on the sale of Oro Sunkwa Inc. The Company granted an option to three directors/ex-director of Ace to acquire all the shares held by the Company at $1.00 per share at any time on or after December 30, 1997 and up to and including January 30, 1998. This option expired without being exercised. The Company was granted an option by these same directors/ex-director to require these directors/ex-director to purchase all the shares of Ace held by the Company at $0.85 per share at any time on or after January 30, 1998 and up to and including February 28, 1998. On February 24, 1998 the Company exercised this option.

On February 10, 1998 the Company was served with a statement of claim by one of the three Ace directors/ex-director in the Option Agreement, with the latter's claim that the Option Agreement was void and unenforceable by the Company. In the Company's opinion the claim had no merit.

The Company defended these actions and filed a statement of claim against the three Ace directors/ex-director to fulfill the terms of the Option Agreement and against Ace (ASP123.com Systems, Inc.) for the value under the terms of the Option Agreement and against the three Ace directors/ex-director and Ace (ASP123.com Systems, Inc.) for damages, cost and interest.

The legal case was settled out of court in September 2001. The total amount paid by one of the three Ace directors/ex-director to the Company under the settlement was $109,000, $50,000 of which was paid in cash on the settlement date as consideration for the purchase by a third party trust of the interest owned by the Company in the 235,875 shares of ASP123.com Systems Inc. (the said shares had no market value at the legal case settlement date since trading in the shares had been halted; and the transfer of the said shares was completed in October 2001), and the balance $59,000 was paid in the form of an unconditional and irrevocable Letter of Credit issued by the Canadian Imperial Bank of Commerce payable to the Company on or after September 14, 2002 and expiring on October 14, 2002. A second one of these three Ace directors/ex-director separately paid $3,500 to the Company under settlement of the legal case.

As at December 31, 2000, the share investment had been written down to $1. The legal case settlement proceeds net of all expenses for that share investment incurred in the year 2001 has been recorded as recovery on disposition of share investment.

**5. Note receivable**

The note receivable represents a promissory note due from Altai Philippines Mining Corporation ("Altai Philippines"). This note bears interest at the rate of 18% per annum compounded annually. Although this note has no fixed terms of repayment, Altai Philippines is required under the terms of its shareholders' agreement to use at least 60% of its operating income to first pay any and all loans and accrued interest due to the Company. The monies advanced under this promissory note were for the purposes of exploration and acquisition of properties by Altai Philippines.

**6. Investment in subsidiaries**

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The main properties of Altai Philippines are Mabulao copper-gold property, Lahuy Island gold property, Samar gold property, Ticao limestone property, Negros Island sulfur property, Sibuyan Island lateritic nickel-cobalt property and Bulan gold property. Since September 1998 Crew Development Corporation ("Crew"), through its subsidiary, Mindex Resources Development Inc., has an option agreement to put the Negros Island sulfur property into production for 75%

net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at December 31, 2001 and to date, Crew has not yet put the property into production.

The Company records its investment in Altai Philippines Mining Corporation on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed losses since inception.

| | 2001 | 2000 |
|---|---|---|
| 40% equity shares and investment expenses | $ 1,045,940 | $ 1,080,707 |
| Share of net losses to date | (235,619) | (168,066) |
| | $ 810,321 | $ 912,641 |

The investment in the Company's wholly owned subsidiary, Compania Minera Carrera S.A., has been written down to a nominal value. The Company has abandoned all activities in Chile and currently retains no interest in any properties in the country.

## 7. Interests in mining properties

| | Balance, Beginning of Year | Expenditure | Write-off/ Disposition | Balance, End of Year |
|---|---|---|---|---|
| **Malartic Township, Quebec** | | | | |
| Property | $ 283,711 | $ – | $ – | $ 283,711 |
| Expenditures | 717,810 | 4,850 | – | 722,660 |
| **Killala Township, Ontario** | | | | |
| Property | – | – | – | – |
| Expenditures | 56,144 | – | 56,144 | – |
| **Lac St. Joseph Township, Quebec** | | | | |
| Property | 3,029 | – | 3,029 | – |
| Expenditures | 4,395 | 2,428 | 6,823 | – |
| **Victoria, Peru** | | | | |
| Property | – | – | – | – |
| Expenditures | 538,794 | 210 | 539,004 | – |
| **Rodeo, Peru** | | | | |
| Property | – | – | – | – |
| Expenditures | 17,339 | – | 17,339 | – |
| **Tierra Amarilla, Peru** | | | | |
| Property | – | – | – | – |
| Expenditures | 109,721 | – | 109,721 | – |
| **Bayat, Turkey** | | | | |
| Property | 62,618 | – | 62,618 | – |
| Expenditures | 37,203 | 224 | 37,427 | – |
| **Total Mining Properties** | | | | |
| Property | 349,358 | – | 65,647 | 283,711 |
| Expenditures | 1,481,406 | 7,712 | 766,458 | 722,660 |
| | $ 1,830,764 | $ 7,712 | $ 832,105 | $ 1,006,371 |

**Mining properties description:**

**Malartic Township gold property, Quebec**
50% working interest in three mining claims totalling 120 hectares (300 acres).

**8. Natural gas interest**

At the beginning of 2001 the Company owned a 50.6% working interest in a natural gas and gas storage property comprising natural gas permits covering 73,700 hectares (182,100 acres) in the Sorel area of Quebec.

As at December 31, 2001 this working interest was 52.4%. The project partner, Petro St-Pierre Inc. had 47.6% working interest at December 31, 2001. Menora Resources Inc. holds a 10% net profit interest participation in the Company's future share of net profits after payback from the project. Menora's participation is limited to the recovery of its investment carrying value of $259,010.

**9. Investment in technology projects**

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has two high technology projects:–

(a) As at December 31, 2001 and to date, Altai Technologies has made investment of $1,000,000 in Mapcheck Inc. of Waterloo, Ontario and has 28.01% equity interest (33.33% voting interest) in that company; and

(b) Altai Technologies has a 100% interest in the enMonitor project and has incurred expenditures of $21,544 to December 31, 2001.

The total investment in the two projects has been written down to $1 as they have to date been unable to generate any operating income.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company.

**10. Capital assets**

| | | | 2001 | 2000 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Net |
| Furniture and equipment | $ 3,866 | $ 2,923 | $ 943 | $ 2,088 |

**11. Convertible note and convertible note interest payable**

The convertible note of $450,000 bearing interest at 6.5% per annum and maturing on March 10, 2003 was issued on March 10, 2000 by Altai Technologies Inc. for the purpose of financing Altai Technologies' high technology projects. The principal and interest were convertible, at the option of the note holder, to fully paid and non-assessable common shares of Altai Technologies Inc. within a specific time period following the completion of Altai Technologies' initial public distribution of its securities and at a conversion price equal to 75% of the issue price of the said securities in the initial distribution pursuant to a financing. With Altai Technologies' failure in financing, there was no plan for that company to go public in the near future.

In October 2001 the note principal ($450,000) and interest to and including August 29, 2001 ($43,049), totalling $493,049 were converted into 4,108,739 common shares of the Company at $0.12 per share and the convertible note had been cancelled.

## 12. Share capital

**Authorized**
An unlimited number of common shares of no par value

| **Issued** | | **No. of shares** | | **Amount** |
|---|---|---|---|---|
| Issued at December 31, 2000 | | 16,283,770 | | $8,324,029 |
| Issued for cash – private placements | 2,250,000 | | $300,000 | |
| Issued for debt conversions | 4,384,784 | 6,634,784 | 521,253 | 821,253 |
| Issued at December 31, 2001 | | 22,918,554 | | $9,145,282 |

a) At December 31, 2001 options were outstanding to directors, officers and employees pursuant to the Company's 1987 and 1996 incentive stock option plans to purchase 1,019,333 shares at prices ranging from $0.10 to $0.49 per share expiring at dates ranging from January 12, 2002 to October 10, 2004.

b) At December 31, 2001, there were 1,250,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.13 per share on or before October 9, 2002 and at $0.15 per share on or before October 9, 2003.

c) At December 31, 2001, there were 219,667 escrowed common shares outstanding.

## 13. Interest earned from note receivable and provision for doubtful accounts

A provision for doubtful accounts has been made for the annual interest income of the note receivable from Altai Philippines as it has to date been unable to generate operating income (see Note 5) and accordingly has been unable to meet its interest obligations to the Company.

## 14. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $74,200 (2000 – $96,000). These fees have been allocated to administrative expenses ($36,000) and investment in subsidiaries and resource properties ($38,200).

## 15. Income taxes

The provision for income taxes is different from the amount that would have been computed by applying statutory federal and provincial rates due to the following:

| | **2001** | **2000** |
|---|---|---|
| Statutory rate | 19.49% | 22.34% |
| Loss before income taxes | $ (2,049,969) | $ (443,893) |
| Amortization per statements | 1,145 | 1,561 |
| Abandonment and write offs | 832,105 | 200,505 |
| Write down of investment in share investment | – | 47,404 |
| Write down of investment in technology projects | 1,067,285 | - |
| Share of loss of equity investment | 67,553 | 26,976 |
| Capital cost allowance | – | (2,997) |
| Non-taxed capital loss | (48,443) | (15,202) |
| Non-deductible losses of subsidiaries | 62,748 | 112,818 |
| Loss for tax purposes | $ (67,576) | $ (72,828) |

The Company has the following income tax losses and timing differences, the benefits of which have not been recognized in these financial statements.

Income tax losses by year of expiry:

| | | |
|---|---|---|
| 2002 | $ | 214,000 |
| 2003 | | 394,000 |
| 2004 | | 212,000 |
| 2005 | | 94,000 |
| 2006 | | 27,000 |
| 2007 | | 73,000 |
| 2008 | | 67,000 |
| | $ | 1,081,000 |

## 16. Subsequent event

In February 2002, the Company's subsidiary, Altai Philippines Mining Corporation ("Altai Philippines") entered into an option agreement with Geostar Metals Inc. ("Geostar") of Vancouver on Altai Philippines' nickel laterite property on Sibuyan Island, Northern Philippines. Under the option agreement, which is subject to acceptance for filing by the Canadian Venture Exchange, Geostar will have one year from the date of an exploration permit or a similar permit being granted to conduct its due diligence and to decide whether or not to exercise the option. The consideration for granting the option is the issuance of 50,000 common shares of Geostar to Altai Philippines.

If Geostar elects to exercise the option to acquire 100 per cent of the mining and processing rights to the property, it will be obligated to make annual payments to Altai Philippines of $100,000 in shares or cash at Geostar's option which will be raised to $300,000 (cash only) on the earlier of the first anniversary of the start of mining or the fifth anniversary of the date of the option agreement. Altai Philippines shall be entitled to a twenty-five percent (25%) carried net profits interest, with a cap of US$20 million. In addition to the US$20 million maximum payment to Altai Philippines, Altai Philippines shall be entitled to receive US$0.04 per tonne of ore processed if Altai Philippines provides to Geostar six months prior to the option expiry date sufficient exploration data to justify proceeding to a 20-40 tonne bulk test of laterite material. Sixty percent (60%) of all payments due to Altai Philippines under the agreement will accrue directly to the Company until it recovers all of its outlays in the Philippines and Altai Philippines' debt to the Company is fully repaid. Thereafter the payments will be shared equally by the Company and Altai Philippines.

Bolton & Bolton
Chartered Accountants

## AUDITORS' REPORT

**To the Shareholders of Altai Resources Inc.**

We have audited the consolidated balance sheets of Altai Resources Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Unionville, Ontario
March 14, 2002

Bolton & Bolton
Chartered Accountants

## COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the expression of a qualified opinion when the financial statements are affected by significant uncertainties such as those referred to in notes 1 and 2 to the financial statements. The opinion in our report to the shareholders dated March 14, 2002 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.

Unionville, Ontario
March 14, 2002

Bolton & Bolton
Chartered Accountants

25 Oakcrest Avenue, Unionville, Ontario L3R 2B9
Phone: (905) 415-8595
Fax: (905) 415-8594